UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. )*

Coastal Contacts Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

19044R207
(CUSIP Number)

October 25, 2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c) for Kinderhook, LP; Kinderhook GP, LLC; Tushar Shah, and Stephen J. Clearman

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. )*

Coastal Contacts Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

19044R207
(CUSIP Number)

October 25, 2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b) for Kinderhook Partners, LLC (formerly Kinderhook Capital Management, LLC)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 19044R207	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSONS Kinderhook, LP (formerly Kinderhook Partners, LP)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 2,879,050
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,879,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,050
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.15%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

Cusip No. 19044R207	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSONS Kinderhook GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 2,879,050
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,879,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,050
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.15%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Cusip No. 19044R207	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSONS Tushar Shah
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 2,879,050
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,879,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,050
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.15%
12.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Cusip No. 19044R207	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSONS Stephen J. Clearman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 2,879,050
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,879,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,050
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.15%
12.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Cusip No. 19044R207	13G	Page 7 of 11 Pages

1.	NAME OF REPORTING PERSONS Kinderhook Partners, LLC (formerly Kinderhook Capital Management, LLC)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 2,879,050
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,879,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,050
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.15%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

Cusip No. 19044R207	13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer: Coastal Contacts Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2985 Virtual Way, Suite 320

Vancouver, British Columbia V5M 4X7

Item 2(a).	Name of Person Filing:	Kinderhook, LP (formerly Kinderhook Partners, LP)

Kinderhook GP, LLC

Tushar Shah

Stephen J. Clearman

Kinderhook Partners, LLC (formerly Kinderhook Capital Management, LLC)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(for all reporting persons)

2 Executive Drive, Suite 585

Fort Lee, New Jersey 07024

Item 2(c).	Citizenship:	Kinderhook, LP - Delaware

Kinderhook GP, LLC - Delaware

Tushar Shah - United States of America

Stephen J. Clearman - United States of America

Kinderhook Partners, LLC - Delaware

Item 2(d).	Title of Class of Securities: Common Stock, no par value

Item 2(e).	CUSIP Number: 19044R207

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); with respect to Kinderhook Partners, LLC only
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Cusip No. 19044R207	13G	Page 9 of 11 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

Ownership as of October 25, 2012 is incorporated herein by reference from items (5) – (9) and (11) of the cover pages of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Kinderhook Partners, LLC (the “Investment Adviser”) serves as the investment adviser to Kinderhook, LP (the “Partnership”) and is responsible for making investment decisions on the Partnership’s behalf. Kinderhook GP, LLC (the “General Partner”) serves as the general partner to the Partnership. Messrs. Tushar Shah and Stephen J. Clearman serve as the General Partner’s and Investment Adviser’s co-managing members and as a result, Mr. Clearman and Mr. Shah may be deemed to control such entities. Accordingly, Mr. Clearman and Mr. Shah may be deemed to have a beneficial interest in the shares of Common Stock by virtue of their indirect control of the Partnership’s, General Partner’s, and Investment Adviser’s power to vote and/or dispose of the shares of Common Stock. Mr. Clearman and Mr. Shah disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest, if any, therein.

Cusip No. 19044R207	13G	Page 10 of 11 Pages

Kinderhook, LP specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Kinderhook GP, LLC specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Kinderhook Partners, LLC specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

November 9, 2012
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah
Name and Title

November 9, 2012
(Date)

/s/ Stephen J. Clearman
(Signature)

Stephen J. Clearman
Name and Title

November 9, 2012
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah – Managing Member of Kinderhook GP, LLC
Name and Title

November 9, 2012
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah – Managing Member of Kinderhook, LP’s General Partner
Name and Title

Cusip No. 19044R207	13G	Page 11 of 11 Pages

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above are held in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

November 9, 2012
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah, Managing Member of Kinderhook Partners, LLC
Name and Title

Page 11 of 11